TRANS-ORIENT PETROLEUM LTD.

MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is November 28, 2005, for the year ended July 31, 2005 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2005.

Business

Trans-Orient Petroleum Ltd. is a Canadian company, headquartered in Vancouver, British Columbia. The Company is engaged in identifying, financing and providing business development services for early stage resource and technology businesses. The Company’s operating strategy is to acquire an equity interest in certain companies and to provide financial, managerial, and technical support to accelerate the achievement of these companies' business goals and objectives. At July 31, 2005, the Company held interests in four such companies.

Selected Annual Financial Information

	2005	2004	2003

Net income (loss)	$1,142,246	$458,829	$(261,007)
Net Income (loss) per share	0.45	0.19	(0.11)
Working capital	231,066	105,169	257,751
Total assets	2,541,989	1,398,702	983,283
Long term debt	-	-	-
Shareholders equity	$2,521,609	$1,367,370	$878,541

Results of Operations

The Company has incurred losses to date of $10,653,466 which includes net income for the 2005 fiscal year of $1,142,246 versus net income of $458,829 for the year ended July 31, 2004.

The Company’s net income of $1,142,246 essentially consisted of a gain on sale of a portion of the Company’s holdings of common shares in Austral Pacific Energy Ltd. (“Austral Pacific”) totalling $1,218,319 during the 2005 fiscal year versus a net income of $458,829, which resulted from a a gain on sale of Austral Pacific shares totalling $528,931 last year.

Specifically, during the 2005 fiscal year the Company sold 788,000 shares of its investment in Austral Pacific with a book value of $998,160 for proceeds of $2,216,479. The Company also sold, through its controlled subsidiary, AMG Oil Ltd., 100,000 shares of Gondwana Energy Ltd. with a book value of $10,000 for proceeds of $6,000.

The Company used the majority of the proceeds received from the sale of certain investments described above during the 2005 fiscal year by acquiring 1,219,595 shares of Austral Pacific at a cost of $1,829,393 through the exercise of share purchase warrants held by the Company. In addition the Company acquired 500,000 units of TAG Oil Ltd. (“TAG”), at a cost of $200,000, by participating in a private placement. Each unit of TAG consists of one share and one share purchase warrant.

Please refer to Notes 3 and 9 of the accompanying audited financial statements for further information.

For the year ended July 31, 2005, the General and Administrative (“G&A”) expenses totalled $105,757 which was slightly lower for the year when compared with G&A costs totalling $124,040 for the year ended July 31, 2004. Please refer to the consolidated schedules of general and administrative expenses in the accompanying audited financial statements for further information.

Summary of Quarterly Results

	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $	Three Month Period Ended Oct. 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $	Three Month Period Ended Jan. 31, 2004 $	Three Month Period Ended Oct. 31, 2003 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	25,932	76,574	1,045,320	(5,580)	60,226	(31,747)	433,858	(3,508)
Basic income (loss) per share	0.00	0.03	0.42	(0.00)	0.02	(0.01)	0.18	(0.00)
Diluted income (loss) per share	0.00	0.03	0.30	(0.00)	0.01	(0.01)	0.13	(0.00)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur as a result of the non-cash acquisition of AMG Oil Ltd. during the 2003 fiscal year, the effects of which have been disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

Capital Expenditures

The Company has no material commitments for capital expenditure at July 31, 2005 or as of the date of this filing.

Liquidity and Capital Resources

The Company did not conduct any financing activities during the twelve months ended July 31, 2005 and currently the Company has 2,516,869 shares outstanding (2004: 2,516,869).

The investing activities of the Company for the 2005 fiscal year consisted of acquiring 1,219,595 shares of Austral Pacific for $1,829,393, 500,000 units of TAG Oil Ltd. for $200,000, selling 788,800 shares of Austral Pacific for $2,216,479 and selling 100,000 shares of Gondwana Energy for $6,000 as described above. During the third quarter of the 2005 fiscal year, the Company’s controlled subsidiary sold it’s 2,205 shares of the Company for proceeds of $3,308.

Subsequent to year end and to the date of this MD&A, the Company acquired an additional 200,000 units of Austral Pacific at price of $2.50 per unit. The Company also exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of $0.60 per share. The Company then sold its investment in TAG with a book value of $500,000 for proceeds of $1,140,831. Please refer to Note 9 of the accompanying audited consolidated financial statements for further information.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to note 5 of the accompanying audited consolidated financial statements for details of related party transactions during the year ended July 31, 2005. The Company, TAG Oil Ltd. and Austral Pacific Energy Ltd. had a director in common for the first quarter of the Company’s 2005 fiscal year.

Change of Corporate Secretary, CFO and Director

On October 27, 2004, Mr. Garth Johnson, CGA, resigned as Corporate Secretary, CFO and Director of the Company and was replaced by Mr. Barry MacNeil, CGA.

Business Risks and Uncertainties

The Company is indirectly exposed through its holdings of operatiing oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable funding and performing ongoing due diligence and monitoring of its investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener LLP
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil, CGA
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT
(1) Member of audit committee
Computershare Trust Company of Canada
CORPORATE OFFICE	9th Floor, 100 University Avenue
Toronto, Ontario
1407-1050 Burrard Street	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-800-564-6253
Canada V6Z 2S3	Facsimile: 1-866-249-7775
Telephone: 1-604-682-6496	Email: service@computershare.com
Facsimile: 1-604-682-1174
SHARE LISTING
SHAREHOLDER RELATIONS
OTCBB: TOPLF
Telephone: 604-682-6496
Facsimile: 604-682-1174	ANNUAL GENERAL MEETING

BANKERS	The annual general meeting will be
held on January 12, 2006 at the offices
Bank of Montreal	of Lang Michener, Barristers & Solicitors,
Vancouver, British Columbia	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
SUBSIDIARY
SHARE CAPITAL
DLJ Management Corp.
AMG Oil Ltd. (Sold subsequent to year-end)	At November 28, 2005, there are 2,516,869
shares issued and outstanding